SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 22, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated  November, 2106, the Company reported that it has become aware that Dolphin Netherlands B.V. ( "Dolphin") and Inversiones Financieras del Sur S.A. ( "IFISA") have agreed to make certain changes to the terms and conditions of the financing granted on February 10, 2015 and July 31, 2015, which were modified on May 9, 2016, extending the maturity period and increasing the Interest rate in both cases.

The main changes to the terms and conditions of timely financing consist of:

1) In both contracts, extend the maturity period for 30 days as of November 5, 2016, renewable automatically every 30 days up to a maximum of 180 days, with the guarantees granted remaining valid.

2) In the case of the loan dated July 31, 2015, provision for a pledge will be made on 12,195,000 IDBD shares owned by IFISA in favor of Dolphin Netherlands B.V.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 22, 2016